SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

FACE UP ENTERTAINMENT GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

30304D 101
(CUSIP Number)

Simon Jacobson
Special Times For Special Needs, Inc.
20 East Sunrise Highway
Valley Stream, New York 11581
(516) 303-8170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Special Times For Special Needs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,510,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,510,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,510,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (not for profit corporation)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Simon Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,510,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,510,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,510,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2012 (“Schedule 13D”) on behalf of the Reporting Persons relating to the common stock of Face Up Entertainment Group, Inc. a Florida corporation (the “Issuer”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, to amend and supplement certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 1 have the same meaning as those set forth in the Schedule 13D. This Amendment No. 1 is being filed to report (i) that as a result of the resignations of Zackary Grossman and Gabriel Solomon as officers and directors of Special Times For Special Needs Inc, a New York not for profit corporation (“STSN”), they are no longer Reporting Persons and (ii) Simon Jacobson’s appointment as Vice President and Secretary of STSN. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D is not amended or supplemented in any respect.

Item 1. Security and Issuer.

This Amendment No.1 to Schedule 13D is jointly filed by STSN and Simon  Jacobson (“Jacobson”) in his capacity as Vice President and Secretary of Special Times For Special Needs Inc. and relates to the common stock, par value $0.0001 per share of  the Issuer. The principal executive offices of the Issuer are located at 20 East Sunrise Highway, Suite 202, Valley Stream, New York 11581.

Item 2. Identity and Background.

(a)   This Schedule 13D is filed by STSN and Jacobson (collectively, the “Reporting Persons”).

(b)    Jacobson’s address is 668 Lefferts Blvd., Brooklyn, New York 11213.

(c)   Jacobson is a financial advisor for The J Fund Wealth Group, located at 663 Eastern Parkway, Ste G, Brooklyn, New York 11213.

(d)    During the last five years, Jacobson has not been convicted in any criminal proceeding.

(e)    During the last five years, Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Jacobson is a citizen of the United States.

Item 4. Purpose of Transaction.

Jacobson does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of May 26, 2012, the date of Jacobson’s appointment as Vice President and Secretary of STSN, Jacobson was deemed to be the beneficial owner of 5,654,900 shares of the Issuer’s common stock representing 9.6% of the Issuer’s outstanding common stock. On September 4, 2012, STSN sold 144,160 shares of the Issuer’s common stock for $0.31741 in an open market sale. Accordingly, as of September 12, 2012, Jacobson is deemed to be the beneficial owner of 5,510,740 shares of the Issuer’s common stock representing 9.4% of the Issuer’s outstanding common stock based upon 58,625,000 shares of common stock outstanding on September 12, 2012.

Grossman and Solomon are no longer Reporting Persons as a result of their resignations as officers and directors of STSN on May 18, 2012 and May 26, 2012, respectively. Solomon is not deemed to beneficially own shares of the Issuer’s common stock and Grossman beneficially owns 500,000 shares of the Issuer’s outstanding common stock representing less than 1% of the shares of the Issuer’s outstanding common stock based on 58,625,000 shares of common stock outstanding as of September 12, 2012.

(b)           Jacobson is deemed to have shared power to vote or to direct the vote of 5,510,740 shares and to dispose of or to direct the disposition of 5,510,740 shares of common stock of the Issuer.

(c)           During the past 60 days, Jacobson affected no transactions in the Issuer’s common stock.  Except as described above in (a), during the past 60 days, STSN affected no transaction in the Issuer’s common stock.

(d)           No entity or person other than Jacobson is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that is held by STSN.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012

Special Times For Special Needs Inc.

By:	/s/ Simon Jacobson
Simon Jacobson, Vice President and Secretary

By:	/s/Simon Jacobson
Simon Jacobson